Exhibit 1.1

NEWS RELEASE

PETAQUILLA MINERALS BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS REJECT INMET’S HOSTILE OFFER

Vancouver, BC — October 15, 2012:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announced today that its board of directors, after careful consideration with the assistance of its independent financial and legal advisors, voted unanimously to reject the hostile offer by Inmet Mining Corporation (“Inmet”) to acquire all of the outstanding common shares of Petaquilla at a price of (i) 0.0109 Inmet shares and $0.001 in cash; or (ii) a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of Inmet shares equal to the excess of $0.48 over the elected cash amount, divided by $43.945, per Petaquilla share.  Petaquilla’s board of directors unanimously recommends that Petaquilla shareholders REJECT Inmet’s hostile offer and NOT TENDER their common shares, and that any Petaquilla shareholders who have previously tendered their shares into Inmet’s offer WITHDRAW them immediately.

Richard Fifer, Executive Chairman of Petaquilla’s board of directors, stated, “After careful consideration with the assistance of Petaquilla’s financial and legal advisors, the board has concluded that Inmet’s offer fails to provide adequate value for Petaquilla shares and is an attempt by Inmet to acquire Petaquilla shares without offering adequate consideration to the Company’s shareholders. In particular, the Inmet offer does not adequately reflect Petaquilla’s current value or the value of Petaquilla’s substantial growth prospects, nor does it take into account the true value of Petaquilla to Inmet and its shareholders.”

The reasons for the Petaquilla board’s recommendation with respect to Inmet’s hostile offer are set forth in Petaquilla’s Directors’ Circular, which was filed today with the Canadian and U.S. securities regulatory authorities and is being mailed to Petaquilla’s shareholders, and include, among other things, the board’s belief that

•                  the Inmet offer does not reflect Petaquilla’s current value;

•                  the Inmet offer does not reflect the value of Petaquilla’s substantial growth prospects;

•                  the timing of the Inmet offer is opportunistic as the offer price represents a significant discount to the current trading price and 52-week high of the Petaquilla shares;

•                  the Inmet offer does not reflect the true value of Petaquilla to Inmet and its shareholders as Petaquilla believes that Inmet will not be able to locate the tailings facility and southwest waste rock storage facility for its Cobre Panamá project in the proposed locations without Petaquilla’s agreement;

•                  Inmet’s plans for Petaquilla may not benefit all Petaquilla shareholders;

•                  the Inmet offer is highly conditional;

•                  the Inmet offer is coercive to Petaquilla and its shareholders and is an attempt to expropriate shareholder value; and

•                  the Inmet offer is not a permitted bid under Petaquilla’s existing shareholder rights plan.

Additional details regarding the basis for the recommendation of the Petaquilla board of directors are included in the section “Reasons for Rejection” of the Directors’ Circular. The board of directors of Petaquilla recommends that you read the information contained in the Directors’ Circular carefully.

UBS Securities Canada Inc. (“UBS”), the financial advisor to the Company’s board of directors in connection with the offer, has provided a written opinion to the board of directors that, as of the date of such opinion, the consideration offered to Petaquilla shareholders pursuant to the Inmet offer is inadequate, from a financial point of view, to Petaquilla shareholders. The full text of UBS’s opinion, which Petaquilla shareholders are urged to read in its entirety, is included in the Directors’ Circular.

About Petaquilla Minerals Ltd. — Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions.  The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama — a region known historically for gold content.  In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

Joao C. Manuel

Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

CST Phoenix Advisors

North American Toll Free: 1-800-332-6309

Banks, brokers and collect calls: 201-806-2222

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@phoenixadvisorscst.com

or

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll free: 1-877-694-0021

www.petaquilla.com

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THE INFORMATION CONTAINED HEREIN.